EXHIBIT 99.1
TABLE OF CONTENTS

Financial Summary	3	Financial Results for 3-month Periods Ended March 31, 2015 and 2014	15

Business Drivers	5	Business Segment Review	16

Financial Overview	7	Liquidity and Capital Resources	25

Business Highlights	10	Consolidated Financial Position as at March 31, 2015 and December 31, 2014	26

Specific Items Included in Operating Income and Net Loss	11	Near-term Outlook	27

Supplemental Information on Non-IFRS Measures	13	Unaudited Condensed Interim Consolidated Financial Statements	29

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month periods ended March 31, 2015 and 2014, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 6, 2015, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw material, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, loss on refinancing of long-term debt, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them will continue to take place and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

TO OUR SHAREHOLDERS
CASCADES REPORTS FIRST-QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $910 million (compared to $879 million in Q4 2014 (+4%) and $863 million in Q1 2014 (+5%))

•	Excluding specific items

◦	OIBD of $85 million (compared to $82 million in Q4 2014 (+4%) and $75 million in Q1 2014 (+13%))

◦	Net earnings per share of $0.18 (compared to $0.08 in Q4 2014 and $0.01 in Q1 2014)

◦	Greenpac contribution to net earnings per share: $0.03

•	Including specific items

◦	OIBD of $72 million (compared to $57 million in Q4 2014 (+26%) and $79 million in Q1 2014 (-9%))

◦	Net loss per share of $0.37 (compared to $0.51 in Q4 2014 and $0.01 in Q1 2014)

•	Net debt of $1,691 million (compared to $1,613 million as at December 31, 2014), including $79 million of non-recourse net debt.

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per share)	Q1 2015	Q4 2014	Q1 2014

Sales	910	879	863
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	85	82	75
Operating income	41	38	32
Net earnings	17	8	1
per common share	$0.18	$0.08	$0.01
Margin (OIBD)	9.3%	9.3%	8.7%
As reported
Operating income before depreciation and amortization (OIBD)	72	57	79
Operating income	28	13	36
Net loss	(35)	(47)	(1)
per common share	$(0.37)	$(0.51)	$(0.01)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q1 2015	Q4 2014	Q1 2014

Packaging Products
Containerboard	52	44	31
Boxboard Europe	17	14	24
Specialty Products	10	10	8

Tissue Papers	15	21	20

Corporate Activities	(9)	(7)	(8)
OIBD excluding specific items	85	82	75
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Despite the seasonality inherent to the first quarter of the year, we are satisfied with the financial results released today which represent an improvement, both on a sequential and year-over-year basis.

Similar to what we experienced in 2014, energy costs had a negative impact during the first quarter which was offset by the weakening of the Canadian dollar and a sequential decrease in raw material costs. The 4% OIBD increase compared to the previous quarter is essentially linked to the strong performance of our Containerboard Group. Results in Europe were slightly higher while results of our Specialty Products Group were stable. In addition to temporary impacts related to the ramp-up of two new sites in the U.S., our Tissue Papers Group was negatively impacted by downtimes for equipment maintenance, upgrades and to balance our inventories during the first quarter. Market conditions in the tissue market continue to be soft while new capacity is being absorbed by the industry. Finally, the Greenpac mill has continued to improve productivity, with daily production averaging 1,260 short tons during the quarter, and significant growth in the production of our premium lightweight grade.

The increase in our debt was caused by the weakening of the Canadian dollar and seasonal investments in working capital. If the exchange rate between the Canadian dollar and its U.S. counterpart remains constant, our leverage ratio should resume its downward trend over the next few quarters due to the expected increase of free cash flows.

MARIO PLOURDE
President and Chief Executive Officer
May 6, 2015

4

BUSINESS DRIVERS

Cascades' results are impacted by the fluctuations of the U.S. dollar and Euro against the Canadian dollar, as well as by energy prices and the cost of raw material.

EXCHANGE RATES	MANUFACTURING SELLING PRICES AND RAW MATERIAL COSTS[1]
For the first quarter of 2015, the average value of the Canadian dollar lost 8% against the American dollar and gained 2% against the Euro compared to the previous quarter. The Canadian dollar was 11% lower against its U.S. counterpart and 8% higher than the Euro compared to the same period last year.

The manufacturing index increased by 3% and 8% compared to Q4 2014 and Q1 2014, respectively, mainly driven by lower raw material costs in Q1 2015.

The converting index remained stable sequentially and was 9% higher in Q1 2015 than in Q1 2014. Lower raw material costs more than offset lower converting average selling prices.

The weighted index was up 1% due to higher integration rate compared to the previous quarter. Year over year, the index was up 7% as lower raw material costs more than offset lower integration rate and average selling prices.

1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.90
0.85
0.80
0.75
0.70
0.65
0.60
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
US$/CAN$
EURO€/CAN$

6.5x
6.0x
5.5x
5.0x
4.5x
4.0x
3.5x
3.0x
2.5x
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Converting index
Weighted index
Manufacturing index

ENERGY COSTS
With regard to energy costs, the average price of natural gas decreased by 25% compared to the last quarter of 2014 and 40% compared to the same period last year. In the case of crude oil, the average price decreased by 39% compared to the previous quarter and was 48% lower than in Q1 2014.

8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
110
100
90
80
70
60
50
40
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Natural gas (US$/mmBtu)
Crude oil (US$/barrel)

SENSITIVITY TABLE

Please refer to page 26 of the 2014 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

1 Please refer to page 25 of the 2014 Annual Report for the definition of indices, selling prices and raw material costs.

5

	2013	2014					2015	Q1 2015 over Q1 2014		Q1 2015 over Q4 2014
These indexes should only be used as indicators of trends and they are different from our actual selling prices or purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	(units)	(%)	(units)	(%)
Selling prices (average)
PACKAGING PRODUCTS
Boxboard Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index [1]	663	671	671	671	668	670	656	(15)	(2)%	(12)	(2)%
Virgin coated duplex boxboard (GC2) index [2]	1,086	1,097	1,098	1,095	1,083	1,093	1,061	(36)	(3)%	(22)	(2)%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S. (transaction)	728	740	740	740	740	740	740	—	—%	—	—%
Corrugating medium 26-lb. semichemical, Eastern U.S. (transaction)	698	710	710	700	700	705	693	(17)	(2)%	(7)	(1)%
Specialty Products (US$/ton, tonne for deinked pulp)
Uncoated recycled boxboard - 20pt. bending chip (transaction)	673	690	700	700	700	698	700	10	1%	—	—%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	756	785	800	800	795	795	800	15	2%	5	1%
Tissue Papers (US$/ton)
Parent rolls, recycled fibres (transaction)	1,160	1,068	1,038	1,041	997	1,036	955	(113)	(11)%	(42)	(4)%
Parent rolls, virgin fibres (transaction)	1,366	1,289	1,259	1,270	1,238	1,264	1,228	(61)	(5)%	(10)	(1)%
Raw material (average)
RECYCLED PAPER
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Northeast average)	108	110	103	96	89	100	81	(29)	(26)%	(8)	(9)%
Special news, no. 8 (ONP - Northeast average)	65	63	63	63	63	63	59	(4)	(6)%	(4)	(6)%
Sorted office papers, no. 37 (SOP - Northeast average)	150	153	155	155	157	155	158	5	3%	1	1%
Europe (Euro/tonne)
Recovered paper index [3]	115	115	107	108	105	109	106	(9)	(8)%	1	1%
VIRGIN PULP (US$/tonne)
Bleached softwood kraft Northern, Eastern U.S.	941	1,017	1,030	1,030	1,025	1,026	995	(22)	(2)%	(30)	(3)%
Bleached hardwood kraft Northern mixed, Eastern U.S.	844	872	873	843	835	856	843	(29)	(3)%	8	1%
Source: RISI and Cascades.

1 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2015.
2 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of
January 1, 2015.
3 The Cascades recovered paper index represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2015.

6

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2014
The start of 2014 was marked by slower-than-usual business activities in January and February, combined with harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast. This led to lower-than-expected sales volumes and higher energy, transportation and logistics costs in the first quarter. However, our results for the year benefited from the depreciation of the Canadian dollar against the U.S. dollar and the Euro, as well as higher selling prices in our Containerboard segment, but these factors were more than offset by higher raw material costs compared to previous year due to increased use of virgin pulp and external purchases of containerboard parent rolls, mainly from Greenpac. In 2014, we completed several business transactions with the intention of focusing our efforts and resources on strategic core businesses we want to grow in the future. Please refer to the 2014 Annual Report for all the details.

FINANCIAL OVERVIEW - 2015
The start of the year has been challenging for our Tissue activities as they took production downtimes for equipment maintenance and upgrades, as well as destocking efforts. This group was also impacted by the ramp-up of two new sites in the U.S. Our first quarter is usually slower in terms of business volume, but our Containerboard Group performed well and the Greenpac mill continues to improve its performance and contributed positively to our earnings.

Sales increased by 5%, or $47 million, to reach $910 million in the first quarter of 2015, compared to $863 million in the same period of 2014. The 11% depreciation of the Canadian dollar against the U.S. dollar largely explains this increase while the 8% appreciation of the Canadian dollar against the Euro negatively contributed to sales. We also benefited from higher volumes in all of our groups with Containerboard and Tissue Papers segments generating the sharpest increases compared to 2014 first quarter. On the other hand, lower average selling prices in all segments except Containerboard partly offset the increase.

For the 3-month period ended March 31, 2015, the Corporation posted a net loss of $35 million, or $0.37 per share, compared to $1 million, or $0.01 per share in the same period of 2014. Excluding specific items, which are discussed in detail on pages 11 and 12, we posted net earnings of $17 million during the period, or $0.18 per share, compared to $1 million or $0.01 per share in the same period of 2014. The Corporation recorded an operating income of $28 million during the period, compared to $36 million in the same period of 2014. Excluding specific items, operating income stood at $41 million during the period, compared to $32 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures).

7

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2013					2014					2015
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	242	269	281	271	1,063	254	286	287	277	1,104	268
Boxboard Europe	286	287	249	263	1,085	290	283	257	263	1,093	296
Specialty Products[2]	41	42	45	40	168	41	41	41	37	160	41
	569	598	575	574	2,316	585	610	585	577	2,357	605
Tissue Papers	143	149	153	138	583	130	140	153	144	567	137
Total	712	747	728	712	2,899	715	750	738	721	2,924	742

Integration rate[3]
Containerboard only	62%	56%	54%	50%	55%	55%	50%	54%	49%	52%	52%
Tissue Papers	69%	70%	71%	72%	70%	71%	70%	69%	69%	70%	68%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	88%	91%	90%	88%	89%	85%	93%	94%	90%	91%	91%
Boxboard Europe	99%	102%	87%	93%	95%	101%	98%	89%	91%	95%	101%
Tissue Papers	98%	98%	100%	93%	97%	90%	95%	100%	89%	93%	98%
Consolidated total	95%	97%	91%	91%	93%	93%	96%	93%	90%	93%	97%

Energy cons.[5] - GJ/ton	12.30	10.69	10.40	11.54	11.22	11.92	11.07	10.36	10.69	11.03	10.31

Work accidents[6] - OSHA frequency rate	3.10	3.30	3.10	3.20	3.20	3.30	3.50	3.50	2.90	3.30	3.00
FINANCIAL
Return on assets[7]
Packaging Products
Containerboard	8%	9%	10%	11%	11%	12%	13%	13%	13%	13%	15%
Boxboard Europe	6%	6%	6%	7%	7%	9%	10%	11%	10%	10%	10%
Specialty Products	9%	10%	10%	12%	12%	12%	12%	14%	13%	13%	14%
Tissue Papers	18%	18%	18%	18%	18%	17%	15%	13%	12%	12%	11%
Consolidated return on assets	8.0%	8.0%	8.5%	9.3%	9.3%	9.5%	9.6%	9.9%	9.4%	9.4%	9.7%
Return on capital employed[8]	2.8%	2.9%	3.2%	4.0%	4.0%	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%

Working capital[9]
In millions of $, at end of period	488	543	485	455	455	526	469	460	379	379	409
% of sales[10]	14.0%	13.5%	13.1%	12.9%	12.9%	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all current and comparative periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations presented as discontinued operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Average energy consumption for manufacturing mills only, excluding RdM. Not adjusted for discontinued operations.
6 Starting in Q1 2013, the rate includes Papersource and Bird Packaging. Excluding RdM for all periods and Djupafors starting in Q2 2014. Not adjusted for discontinued operations. Rate for Q1 2015 excludes
Cascades Recovery.
7 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for discontinued operations.
8 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the
LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months, on a pro forma basis. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac.
9 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
10 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale.

8

HISTORICAL FINANCIAL INFORMATION

	2013					2014					2015
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1
Sales
Packaging Products
Containerboard	240	277	297	281	1,095	271	305	310	295	1,181	300
Boxboard Europe	198	203	183	202	786	232	220	193	196	841	216
Specialty Products	132	139	142	135	548	140	146	145	137	568	135
Inter-segment sales	(12)	(12)	(13)	(13)	(50)	(13)	(13)	(10)	(13)	(49)	(12)
	558	607	609	605	2,379	630	658	638	615	2,541	639
Tissue Papers	241	264	279	249	1,033	245	257	282	270	1,054	274
Inter-segment sales and Corporate activities	(10)	(12)	(10)	(10)	(42)	(12)	(5)	(11)	(6)	(34)	(3)
Total	789	859	878	844	3,370	863	910	909	879	3,561	910
Operating income (loss)
Packaging Products
Containerboard	15	26	34	29	104	22	29	34	23	108	39
Boxboard Europe	2	3	3	3	11	15	11	4	(1)	29	9
Specialty Products	5	6	6	(1)	16	4	(4)	8	(2)	6	5
	22	35	43	31	131	41	36	46	20	143	53
Tissue Papers	18	23	29	36	106	9	11	20	8	48	2
Corporate activities	(17)	(17)	(13)	(14)	(61)	(14)	(10)	(15)	(15)	(54)	(27)
Total	23	41	59	53	176	36	37	51	13	137	28
OIBD excluding specific items[1]
Packaging Products
Containerboard	27	36	41	46	150	31	43	46	44	164	52
Boxboard Europe	11	12	11	23	57	24	20	14	14	72	17
Specialty Products	9	11	12	9	41	8	10	12	10	40	10
	47	59	64	78	248	63	73	72	68	276	79
Tissue Papers	29	33	39	32	133	20	23	32	21	96	15
Corporate activities	(9)	(10)	(9)	(11)	(39)	(8)	(6)	(11)	(7)	(32)	(9)
Total	67	82	94	99	342	75	90	93	82	340	85
Net earnings (loss)	(8)	2	11	6	11	(1)	(83)	(16)	(47)	(147)	(35)
Excluding specific items[1]	(4)	8	7	18	29	1	7	4	8	20	17
Net earnings (loss) per share (in dollars)
Basic and diluted	$(0.09)	$0.03	$0.12	$0.05	$0.11	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)
Basic, excluding specific items[1]	$(0.04)	$0.09	$0.07	$0.19	$0.31	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18
Net earnings (loss) from continuing operations per basic and diluted common share (in dollars)	$(0.05)	$0.06	$0.28	$0.15	$0.44	$(0.01)	$(0.24)	$(0.20)	$(0.23)	$(0.68)	$(0.39)

Cash flow from continuing operations	48	42	83	58	231	57	34	82	71	244	35

Net debt[2]	1,581	1,675	1,601	1,612	1,612	1,708	1,645	1,640	1,613	1,613	1,691
US$/CAN$	$0.99	$0.98	$0.96	$0.95	$0.97	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81
EURO€/CAN$	$0.75	$0.75	$0.73	$0.70	$0.73	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72
Natural Gas Henry Hub - US$/mmBtu	$3.34	$4.09	$3.58	$3.60	$3.65	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2 .
2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

9

BUSINESS HIGHLIGHTS

In 2015 and 2014, the Corporation completed transactions in order to optimize its asset base and streamline its cost structure. The following transactions and announcements, which occurred in both years, should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results.

BUSINESS CLOSURES, RESTRUCTURING AND DISPOSALS

BOXBOARD EUROPE

•
On April 9, 2014, following a consultation process with the unions, the Corporation announced the closure of its subsidiary Cascades Djupafors, located in Ronneby, Sweden, which definitively ceased its operations on June 15. Results and cash flows are classified as discontinued operations for the current and comparative periods.

SPECIALTY PRODUCTS GROUP

•
On June 30, 2014, we sold our fine papers activities to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On July 9, 2014, we announced the permanent closure of our kraft paper manufacturing activities located in East Angus, Québec. On September 26, we definitively ceased operations of the mill. Results and cash flows are classified as discontinued operations for the current and comparative periods.

CONTAINERBOARD GROUP

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets for $45 million. The transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations for the current and comparative periods.

•
On November 27, 2013, the Corporation announced the creation of a new joint venture with Maritime Paper Products Limited in the Atlantic provinces related to our plants in St. John's, Newfoundland, and Moncton, New Brunswick. The transaction was closed on January 31, 2014.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. In 2014, we started the operations of our recent investments in our Tissue segment. After their ramp-up period, these investments should gradually improve our results in 2015. Please refer to the 2014 Annual Report for more details on these investments.

ii. During the fourth quarter of 2014, we announced the acquisition and installation, for $13 million, of two new printing presses for the Containerboard activities in our Vaudreuil and Drummondville, Québec plants, which specialize in manufacturing corrugated packaging products. This investment will allow us to respond more quickly to our customers' needs, offer packaging products of greater quality, increase our productivity and should gradually contribute to our results in 2015.

iii. On April 17, 2015, we announced the installation of a new state-of-the-art converting line in the Candiac plant, located in Québec, for the manufacture of high-quality paper towels. In addition, we will upgrade two converting lines in Candiac and Kingsey Falls, in Québec, that will also produce high-end tissue products, more effectively. The start-up of the new line in Candiac is planned for July 2015, while the improved converting lines are scheduled to begin production in the first quarter of 2016.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET LOSS

The Corporation incurred some specific items in the first quarters of 2015 and 2014 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	39	9	5	2	(27)	28
Depreciation and amortization	13	8	5	13	5	44
Operating income (loss) before depreciation and amortization	52	17	10	15	(22)	72
Specific items:
Unrealized loss on financial instruments	—	—	—	—	13	13
	—	—	—	—	13	13
Operating income (loss) before depreciation and amortization - excluding specific items	52	17	10	15	(9)	85
Operating income (loss) - excluding specific items	39	9	5	2	(14)	41

	For the 3-month period ended March 31, 2014
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	22	15	4	9	(14)	36
Depreciation and amortization	14	9	4	11	5	43
Operating income (loss) before depreciation and amortization	36	24	8	20	(9)	79
Specific items:
Gain on acquisitions, disposals and others	(5)	—	—	—	—	(5)
Unrealized loss on financial instruments	—	—	—	—	1	1
	(5)	—	—	—	1	(4)
Operating income (loss) before depreciation and amortization - excluding specific items	31	24	8	20	(8)	75
Operating income (loss) - excluding specific items	17	15	4	9	(13)	32

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first quarter of 2014, the Corporation recorded the following gain:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Gain on a joint-venture contribution	—	(5)

2014
On January 31, the Corporation concluded the creation of a new joint venture for converting corrugated board activities in the Atlantic provinces with Maritime Paper Products Limited (MPPL).This transaction resulted in a gain of $5 million.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first quarter of 2015, the Corporation recorded an unrealized loss of $13 million, compared to $1 million in the same period of 2014, on certain financial instruments not designated for hedge accounting.

11

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest of Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totaling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded under share of results of associates and joint venture in the consolidated statement of earnings (loss).

FOREIGN EXCHANGE LOSS ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first quarter of 2015, the Corporation recorded a loss of $45 million, compared to $6 million in the same period of 2014, on its US$-denominated debt and related financial instruments. This is composed of a loss of $36 million in the first quarter of 2015, compared to a loss of $5 million in the same period of 2014, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments. It also includes a loss of $9 million in the first quarter of 2015, compared to a loss of $1 million in the same period of 2014, on foreign exchange forward contracts not designated for hedge accounting.

DISCONTINUED OPERATIONS
On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015 and the Corporation received $46 million. The transaction is still subject to selling price adjustment as at March 31, 2015, and should be finalized during the second quarter. The Corporation recorded a loss of $3 million (before related income tax of $1 million) including a estimated selling price adjustment of $7 million to the transaction.

The Containerboard Group also recorded a $4 million gain on the reversal of a post-employment benefit liability which was not part of the transaction, but extinguished as a consequence of the sale.

12

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net loss, a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Net loss attributable to Shareholders for the period	(35)	(1)
Net earnings attributable to non-controlling interest	2	4
Net earnings from discontinued operations for the period	(2)	(1)
Recovery of income taxes	(4)	(2)
Share of results of associates and joint ventures	(4)	—
Foreign exchange loss on long-term debt and financial instruments	45	6
Financing expense and interest expense on employee future benefits	26	30
Operating income	28	36
Specific items:
Gain on acquisitions, disposals and others	—	(5)
Unrealized loss on financial instruments	13	1
	13	(4)
Operating income - excluding specific items	41	32
Depreciation and amortization	44	43
Operating income before depreciation and amortization - excluding specific items	85	75

The following table reconciles net loss and net loss per share with net earnings excluding specific items and net earnings per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE [1]
	For the 3-month periods ended March 31,		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except amount per share)	2015	2014	2015	2014
As per IFRS	(35)	(1)	$(0.37)	$(0.01)
Specific items:
Gain on acquisitions, disposals and others	—	(5)	—	$(0.04)
Unrealized loss on financial instruments	13	1	$0.10	$0.01
Foreign exchange loss on long-term debt and financial instruments	45	6	$0.41	$0.05
Share of results of associates and joint ventures	5	—	$0.05	—
Included in discontinued operations, net of tax	(1)	—	$(0.01)	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(10)	—	—	—
	52	2	$0.55	$0.02
Excluding specific items	17	1	$0.18	$0.01
1 Specific amounts per share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

13

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Cash flow from operating activities from continuing operations	9	1
Changes in non-cash working capital components	26	56
Depreciation and amortization	(44)	(43)
Net income taxes paid (received)	5	(2)
Net financing expense paid	44	17
Gain on acquisitions, disposals and others	—	5
Unrealized loss on financial instruments	(13)	(1)
Dividend received, employee future benefits and others	1	3
Operating income	28	36
Depreciation and amortization	44	43
Operating income before depreciation and amortization	72	79

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	March 31, 2015	December 31, 2014
Long-term debt	1,303	1,556
Current portion of other long-term debt	40	40
Current portion of credit facility to be refinanced	334	—
Bank loans and advances	42	46
Total debt	1,719	1,642
Less : Cash and cash equivalents	28	29
Net debt	1,691	1,613
OIBD excluding specific items on a last twelve months basis	350	340
Net debt / OIBD excluding specific items ratio	4.8	4.7

14

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

SALES
Sales increased by 5%, or $47 million, to reach $910 million in the first quarter of 2015, compared to $863 million in the same period of 2014. The 11% average depreciation of the Canadian dollar against the U.S. dollar, despite the 8% appreciation against the Euro, explains $29 million of this increase. Higher volumes throughout the Corporation, especially from the containerboard and tissue papers segments, increased sales by $39 million compared to last year. On the other hand, lower average selling prices in all segments except Containerboard had an $18 million negative impact on sales compared to the first quarter of 2014.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $28 million in the first quarter of 2015, compared to $36 million in the same period of 2014, which is a decrease of $8 million. The reduction in operating income mainly comes from the specific items recorded, as described on pages 11 and 12. The higher volumes and the depreciation of the Canadian dollar against the U.S. dollar positively contributed to operating income for $13 million and $11 million respectively. However, as explained above, these elements were partly offset by lower average selling prices for $18 million. Higher raw material costs, mostly due to a higher usage of virgin pulp in our Tissue Papers Group, had a negative impact of $2 million. Higher depreciation expense also impacted the operating income, mainly due to the lower Canadian dollar against the U.S. dollar.

The operating income before depreciation of the first quarter of 2014 benefited from a $5 million gain resulting from energy savings certificates (''white certificates'') awarded in the first quarter of 2014 by Italian authorities to our European recycled boxboard operations following an energy efficiency improvement program for the year 2013. That same operating income before depreciation was also impacted by a $4 million loss resulting from a 14-day shutdown at our Trenton containerboard mill, due to an equipment failure with regards to our water treatment operation. Finally, the operating income before depreciation of the first quarter of 2014 was affected by an estimated amount of $10 million due to harsh weather conditions prevailing in Québec, Ontario and the U.S. Northeast.

Excluding specific items, the operating income stood at $41 million in the first quarter of 2015, compared to $32 million in the same period of 2014 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Loss)'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the first quarter of 2015, compared to the same period of 2014, are shown below:

Sales ($M)	Operating income ($M)

863
39
29
(1)
(2)
(18)
910
Sales Q1 2014
Volume
F/X CAN$
Business closures & disposals
Other intercompany eliminations
Selling price & mix
Sales Q1 2015

36
43
(4)
75
13
11
6
(2)
(18)
85
(13)
(44)
28
Q1 2014 Operating income
Depreciation & amortization
Specific items
Q1 2014 OIBD4
Volume
F/X CAN$2
Other costs3
Business closures & disposals
Energy
Raw materials1
Selling price & mix
Q1 2015 OIBD4
Specific items
Depreciation & amortization
Q1 2015 Operating income

1 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in other currency than the CAN$
working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 26 of the 2014 Annual Report for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 16 to 23).

15

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]	U.S. containerboard inventories at box plants and mills[2]
For the first quarter of 2015, the U.S. containerboard production was 2% down sequentially and 1% up compared to the same period last year. The industry's capacity utilization rate remained stable with an average of 95% during the quarter.

The average inventory level was 12% and 3% higher in Q1 2015 than in Q4 2014 and Q1 2014 respectively. At the end of March, weeks of supply averaged 4.4, a figure slightly above the level at the same period last year.

1 Source: RISI
2 Source: Fiber box association

Our Performance

The main variances in sales and operating income for the Containerboard Group are shown below:

Sales ($M)	Operating income ($M)

271
15
14
1
(1)
300
Sales Q1 2014
Volume
F/X CAN$
Selling price & mix
Other intercompany eliminations
Business closures & disposals
Sales Q1 2015

22
14
(5)
31
8
5
4
2
1
1
52
(13)
39
Q1 2014 Operating income
Depreciation & amortization
Specific items
Q1 2014 OIBD4
F/X CAN$2
Volume
Other costs3
Energy
Selling price & mix
Raw materials1
Business closures & disposals
Q1 2015 OIBD4
Specific items
Depreciation & amortization
Q1 2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

16

Q1 2014	Q1 2015	Change in %

Shipments[1] ('000 s.t.)		6%
254	268

Average Selling Price
(CAN$/unit)
1,065	1,116	5%
(US$/unit)
965	899	-7%

Sales ($M)		11%
271	300

Operating income ($M)
(as reported)
22	39	77%

(excluding specific items)		129%
17	39

OIBD ($M)
(as reported)
36	52	44%
% of sales
13%	17%

(excluding specific items)
31	52	68%
% of sales
11%	17%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

3 Based on normalized average daily production and current-month margin, as well as unplanned downtime taken.

Shipments increased by 6%, or 14,000 s.t., to 268,000 s.t. in the first quarter of 2015, compared to 254,000 s.t. in the same period of 2014. The mills’ external shipments went up by 14,000 s.t. or 15%, as the mills increased their operating rate by 6% mainly explained by the 14-day shutdown in the first quarter of 2014 at our Trenton mill.

The total average selling price went up by $51, or 5%, to $1,116 per s.t. in the first quarter of 2015 compared to $1,065 per s.t. in the same period of 2014. While our mills average selling price showed an increase of CAN$32 per s.t., our corrugated products plants’ average selling price rose by CAN$84 per s.t. The weakening of the Canadian dollar positively impacted the average selling price of both our primary and converting sectors. On a consolidated basis and excluding the effect of the lower Canadian dollar, selling prices were negatively impacted by the change in the Group’s product mix. In fact, with volume increase of 15%, the primary mills increased their share of the Group’s total shipments by 3%, which are sold at a lower price than converted products.

As a result, the Containerboard Group’s sales increased by $29 million, or 11%, to $300 million in the first quarter of 2015, compared to the amount of $271 million in the same period of 2014. Except for the change in the Group’s product mix highlighted above, which negatively impacted sales for $4 million and notwithstanding the sale of the two converting plants in the Maritime in the first quarter of 2014 which subtracted $1 million, all factors impacting the Group’s revenue line were positive. The higher volume mentioned above generated additional sales of $15 million while the 11% depreciation in the Canadian dollar compared to the U.S. dollar combined with higher average selling prices added another $19 million of sales.

Excluding specific items, operating income stood at $39 million in the first quarter of 2015, compared to $17 million in the same period of 2014, an increase of $22 million mainly driven by the depreciation of the Canadian dollar and stronger volumes for $8 million and $5 million respectively. Energy and freight positively impacted our operating income by $3 million mostly because of harsh weather conditions prevailing in Québec, Ontario and the US Northeast in the first quarter of 2014. Also, raw material increased operating income by $1 million as a consequence of the lower fiber cost, which was mainly counterbalanced by the weaker Canadian dollar. The 2014 first quarter operating income was also impacted by an amount of $4 million3 loss resulting from a 14-day shutdown following problems with the water treatment equipment at our Trenton containerboard mill.

In the first quarter of 2014, a gain of $5 million was recorded following the contribution of our assets to a newly formed joint venture in the Atlantic provinces with Maritime Paper Products Limited, in which we have a 40% ownership share.

Finally, we are also recording our share of results of our associate Greenpac2 mill (59.7%). In the first quarter of 2015, Greenpac had a positive contribution of $5 million to share of results of associates and joint ventures.

17

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe1
In Europe, order inflows of white-lined chipboard (WLC) increased by 17% compared to the same period last year. Sequentially, order inflows were 8% higher. WLC prices remained stable during the quarter for countries we service in Europe. For folding boxboard, order inflows were 1% higher than Q1 2014 and 1% lower than Q4 2014.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Virgin coated duplex boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group are shown below:

Sales ($M)	Operating income ($M)

232
6
(4)
(18)
216
Sales Q1 2014
Volume
Other intercompany eliminations
Business closures & disposals
Selling price & mix
F/X CAN$
Sales Q1 2015

15
9
24
2
1
(1)
(1)
(4)
(4)
17
(8)
9
Q1 2014 Operating income
Depreciation & amortization
Specific items
Q1 2014 OIBD4
Other costs3
Volume
Business closures
Raw materials1
F/X CAN$2
Energy
Selling price & mix
Q1 2015 OIBD4
Specific items
Depreciation & amortization
Q1 2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

18

Q1 2014	Q1 2015	Change in %

Shipments[1] ('000 s.t.)		2%
290	296

Average Selling Price[2]
(CAN$/unit)
799	729	-9%
(Euro€/unit)
528	522	-1%

Sales ($M)		-7%
232	216

Operating income ($M)
(as reported)
15	9	-40%

(excluding specific items)		-40%
15	9

OIBD ($M)
(as reported)
24	17	-29%
% of sales
10%	8%

(excluding specific items)
24	17	-29%
% of sales
10%	8%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments increased slightly by 6,000 s.t., or 2%, to 296,000 s.t. in the first quarter of 2015 compared to 290,000 s.t. in the same period of 2014. The increase is coming mostly from our virgin boxboard activities while the recycled boxboard shipments remained stable.

The total average selling price went down by $70, or 9%, to $729 per s.t. in the first quarter of 2015 compared to $799 in the same period of 2014, resulting mainly from the 8% appreciation of the dollar against the Euro. The average selling price in Euros decreased by €6, to €522, in the first quarter of 2015, compared to €528 in the same period of 2014. The recycled activities average selling price is down by €10 while the virgin boxboard activities' average selling price is down by €5 in the first quarter of 2015 compared to the same period of 2014.

As a result, the Boxboard Europe Group’s sales decreased by an amount of $16 million, or 7%, to $216 million in the first quarter of 2015 compared to $232 million in the same period of 2014. The appreciation of 8 % of the Canadian dollar against the Euro is the key factor explaining that decrease of $18 million. As well, higher volumes coming from our virgin boxboard activities generated $6 million in additional sales but was partly offset by a lower average selling price of $4 million.

Excluding specific items, operating income stood at $9 million in the first quarter of 2015 compared to $15 million in the same period of 2014, a decrease of $6 million. The lower average selling price and the higher energy costs, as we benefited from a $5 million energy credits certificated in the first quarter of 2014 (see the ''Business Highlights'' section for more details), each explain a $4 million decrease. The higher Canadian dollar against the Euro accounted for a $1 million decrease. On the other hand, higher volumes, representing $1 million, partly offset the decrease.

19

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Fibre costs in North America [1]	Reference prices - Uncoated recycled boxboard [1]
The price of brown grades continued to lose momentum in the quarter as there is abundant supply to meet the demand. Prices are down 28% compared to the same period last year. Prices for white grades have been relatively stable for a year now. Prices for groundwood decreased slightly during the quarter.
The average reference price for uncoated recycled boxboard during Q1 2015 was 1% higher than in the first quarter of 2014. This price has been stable since April 2014.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group are shown below:

Sales ($M)	Operating income ($M)

140
8
6
(7)
(12)
135
Sales Q1 2014
F/X CAN$
Volume
Business closures
Selling price & mix
Other intercompany eliminations
Sales Q1 2015

4
4
8
4
2
2
1
(7)
10
(5)
5
Q1 2014 Operating income
Depreciation & amortization
Specific items
Q1 2014 OIBD4
F/X CAN$2
Volume
Other costs3
Raw materials
Business closures
Energy
Selling price & mix
Q1 2015 OIBD4
Specific items
Depreciation & amortization
Q1 2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

20

Q1 2014	Q1 2015	Change in %

Shipments[1] ('000 s.t.)		—%
41	41

Sales ($M)		-4%
140	135

Operating income ($M)
(as reported)
4	5	25%

(excluding specific items)		25%
4	5

OIBD ($M)
(as reported)
8	10	25%
% of sales
6%	7%

(excluding specific items)
8	10	25%
% of sales
6%	7%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments remained stable at 41,000 s.t. in the first quarter of 2015 compared to the same period of 2014.

The Specialty Products Group's sales decreased by $5 million, or 4%, to $135 million in the first quarter of 2015, compared to $140 million in the same period of 2014. The decrease was mainly driven by higher integration rate as well as the mix of material treated and lower selling price in our Recovery and Recycling sector, which negatively contributed to sales for $12 million and $7 million respectively. This was partly offset by the 11% depreciation of the Canadian dollar against the U.S. dollar for $8 million and higher volume in most of the sectors for $6 million.

Excluding specific items, operating income stood at $5 million in the first quarter of 2015, compared to $4 million in the same period of 2014, an increase of $1 million. A favorable exchange rate, additional sales volumes in the whole group and lower production costs accounted for $4 million, $2 million and $2 million of the increase respectively. These were partly offset by lower spread resulting from lower selling prices in our Recovery and Recycling sector, which lowered operating income for $7 million.

21

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry - converted product shipments [1]
During the first quarter of 2015, production of parent rolls reached 2.1 millions tons. The production remained stable quarter over quarter and was 2% higher than in the same period last year. The average capacity utilization rate for the quarter remained stable at 94%.

Shipments in the away-from-home market grew by 4% and 3% in the quarter compared to Q4 2014 and Q1 2014, respectively. As for shipments in the retail market, they remained stable compared to the previous quarter and were up 2% year over year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group are shown below:

Sales ($M)	Operating income ($M)

12
(8)
274
25
245
Sales Q1 2014
F/X CAN$
Volume
Business closures
Other intercompany eliminations
Selling price & mix
Sales Q1 2015

9
11
20
5
2
1
(2)
(3)
(8)
15
(13)
2
Q1 2014 Operating income
Depreciation & amortization
Specific items
Q1 2014 OIBD 4
Volume
Energy
F/X CAN$ 2
Business closures
Other costs 3
Raw materials 1
Selling price & mix
Q1 2015 OIBD 4
Specific items
Depreciation & amortization
Q1 2015 Operating income

For Notes 1 to 4, see definitions on page 15.

The Corporation incurred some specific items in the first quarters of 2015 and 2014 that adversely or positively affected its operating results. Please refer to pages 11 and 12 for more details and reconciliation.

22

Q1 2014	Q1 2015	Change in %

Shipments[1] ('000 s.t.)		5%
130	137

Average Selling Price
(CAN$/unit)
1,879	2,004	7%
(US$/unit)
1,703	1,615	-5%

Sales ($M)		12%
245	274

Operating income ($M)
(as reported)
9	2	-78%

(excluding specific items)		-78%
9	2

OIBD ($M)
(as reported)
20	15	-25%
% of sales
8%	5%

(excluding specific items)
20	15	-25%
% of sales
8%	5%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 7,000 s.t., or 5%, to 137,000 s.t. in the first quarter of 2015, compared to 130,000 s.t. in the same period of 2014. Jumbo Roll external shipments increased by 7,000 s.t., or 19%, to 44,000 s.t. in the first quarter of 2015 due to the new paper machine in Oregon, compared to 37,000 s.t. in the same period of 2014. Converting shipments remained stable at 93,000 s.t. in the first quarter of 2015 compared to the same period of 2014.

The total average selling price, went up by $125, or 7%, to $2,004 per s.t. in the first quarter of 2015 compared to $1,879 per s.t. in the same period of 2014. The 11% depreciation of the Canadian dollar against the U.S. dollar contributed to increasing the average selling price. These gains were partially offset by the unfavourable impact of the increase of the proportion of parent roll sales vs converted products, a price erosion in our Retail Canada segment due to the product mix combined with lower jumbo rolls selling prices.

As a result, the Tissue Paper Group’s sales increased by $29 million, or 12%, to $274 million in the first quarter of 2015, compared to the amount of $245 million in the same period of 2014. The $25 million favourable impact of the 11% depreciation of the Canadian dollar against the U.S. dollar and the increase in volume of $12 million was partially offset by an $8 million negative impact related to the lower average selling price.

Excluding specific items, operating income stood at $2 million in the first quarter of 2015, compared to $9 million in the same period of 2014, for a decrease of $7 million. The reduction of profitability year over year is driven by an erosion of spread of $11 million. This reduction is largely driven by a raw material increase, a higher virgin pulp usage and a lower average selling price. The unfavourable impact of spread has been partially offset by the manufacturing shipment increase representing $5 million driven by the increase of paper making capacity which occurred during the last quarter of 2014 with the gradual start-up of our Oregon new production line. Our profitability has also been impacted by some production shut downs required to balance production volume and market demand. Despite these production shut-downs in 2015, the energy cost has reduced mainly due to harsh weather in the northeast of America in the first quarter of 2014.

23

CORPORATE ACTIVITIES

The operating loss in the first quarter of 2015 includes an unrealized loss of $13 million (Q1 2014 - $1 million loss) on financial instruments. Our 2015 results also include $1 million of insurance reimbursements related to the 2014 fire at our Niagara falls containerboard mill and a $1 million foreign exchange loss. Operating results were stable compared to last year.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $1 million, to $44 million in the first quarter of 2015, compared to $43 million in the same period of 2014. The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2014, but have been more than offset by capital investments completed during the last twelve months and the depreciation of the Canadian dollar against the U.S. dollar, which increased the depreciation expense from our U.S. operations by $1 million.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $4 million to $26 million in the first quarter of 2015 compared to $30 million in the same period of 2014. The depreciation of the Canadian dollar against the U.S. dollar increased the interest expense by $1 million, but this factor was more than offset by the refinancing of senior notes at lower interest rates, which decreased our interest expense by approximately $4 million.

Interest expense on the employee future benefits obligation remained stable at $2 million in the first quarter of 2015 compared to the same period of 2014. Despite a decrease in discount rates, good investment returns in 2014 allow interest expense on employee future benefits to remain stable in 2015. This expense does not require any cash payment by the Corporation.

In 2014, we refinanced our 7.75% unsecured senior notes of US$500 million and $200 million, due in 2017 and in 2016, respectively. The Corporation issued 5.50% unsecured senior notes of US$550 million, due in 2022, and 5.50% unsecured senior notes of $250 million, due in 2021. We allocated the proceeds of these new notes to repurchase the US$500 million notes due in 2017 and the $200 million notes due in 2016. The remaining amounts (US$50 million and $50 million) were used to pay a premium totaling $31 million and refinancing costs of $13 million and to reduce our credit facility utilization. The refinancing of these notes will reduce our future interest expense by approximately US$8 million and $6 million annually.

PROVISION FOR INCOME TAXES
In the first quarter of 2015, the Corporation recorded an income tax recovery of $4 million, compared to $2 million in the same period of 2014, for an effective-tax rate of 10%. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains.

As for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, our share of results is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.2% in the first quarter of 2015.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 27.4% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the North-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS, in December 2014, Boralex proceeded, in January 2015, to the issuance of common shares which diluted our participation to 27.4%.

24

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first quarter of 2015, Greenpac had a $5 million positive contribution to our share of results of associates and joint ventures, compared to a $5 million negative contribution in the same period of 2014. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section just above for more details).

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $9 million of operating cash flow in the first quarter of 2015, compared to $1 million in the same period of 2014. Changes in non-cash working capital components used $26 million in liquidity in the first quarter of 2015, compared to the amount of $56 million in the same period of 2014. The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in pre-paid expenses and payment of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at March 31, 2015, the level of working capital as a percentage of LTM sales stands at 11.9%.

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood in the first quarter of 2015 at $35 million compared to $57 million in the same period of 2014. During the first quarter of 2015, we had interest payments of $44 million compared to $17 million in the same period of 2014. This increase is due to our June 2014 refinancing which moved our senior notes interest payments from December 2014 to January 2015. This cash flow measurement is significant since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $36 million in the first quarter of 2015, compared to $43 million in the same period of 2014. Capital expenditure payments accounted for $35 million in the first quarter of 2015, compared to $47 million in the same period of 2014. We also had proceeds of disposal totaling $5 million in the first quarter of 2014. Other assets and investments in associates and joint ventures required $1 million in both periods.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first quarter of 2015 amounted to $35 million, compared to $47 million in the same period of 2014. New capital expenditure projects in the first quarter of 2015 amounted to $31 million, compared to $26 million in the same period of 2014. The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions.

New capital expenditure projects by sector were as follows in the first quarter of 2015 (in $M):

The major capital projects initiated, in progress or completed in the first quarter of 2015 are as follows:

TISSUE PAPERS GROUP

•	$6 million to complete the installation of a second paper machine at our Oregon mill.

•	$6 million for a new building and new converting lines that will allow us to increase our production capacity in Wagram, North Carolina.

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Other capital projects initiated, in progress or completed across the Corporation have been paid for in the first quarter of 2015 but are not significant enough to be described.

INVESTMENTS IN INTANGIBLE AND OTHER ASSETS

In the first quarters of 2015 and 2014, the Corporation also invested in other assets in the amount of $1 million for the modernization of the financial system to an ERP information technology system.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Including the $4 million in dividends paid out in the first quarter of 2015, financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $14 million in liquidity, compared to $51 million generated in the same period of 2014.

CONSOLIDATED FINANCIAL POSITION
AS AT MARCH 31, 2015 AND DECEMBER 31, 2014

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	March 31, 2015	December 31, 2014
Cash and cash equivalents	28	29
Working capital[1]	409	379
% of sales[2]	11.9%	12.3%
Bank loans and advances	42	46
Current portion of credit facility to be refinanced	334	—
Current portion of long-term debt	40	40
Long-term debt	1,303	1,556
Total debt	1,719	1,642
Net debt (total debt less cash and cash equivalents)	1,691	1,613
Equity attributable to Shareholders	866	893
Total equity	975	1,003
Total equity and net debt	2,666	2,616
Ratio of net debt/(total equity and net debt)	63.4%	61.7%
Shareholders' equity per share (in dollars)	$9.21	$9.48
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale.

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first quarter of 2015 are shown below (in M$), with the applicable financial ratios included:

26

340	OIBD excluding specific items (last twelve months)	350
4.7	Net debt/OIBD excluding specific items	4.8

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2015 are initially approved at $150 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at March 31, 2015, the Corporation had $408 million (net of letters of credit in the amount of $8 million) available through its $750 million credit facility.

NEAR-TERM OUTLOOK

With the improved results for the first quarter compared to last year and the current state of our markets, we remain confident that we will be able to continue to grow our financial results in 2015. In North America, our Packaging Products groups should continue to improve their performance as they enter a period of seasonally improved market conditions for the next two quarters. In Europe, a price increase was announced by Reno de Medici for recycled grades which should be applied gradually and have a more meaningful impact on our results during the second semester. Our Tissue Papers Group will benefit from the gradual contribution from two new sites in the U.S., which should also positively contribute to the results during the year. An increasing OIBD and a positive contribution from the Greenpac mill should positively impact our earnings per share in 2015. We are pleased with the progression of this investment, which, we are confident, will be as strategic and important to the long-term value of the Corporation as we expected.

CAPITAL STOCK INFORMATION

As at March 31, 2015, issued and outstanding capital stock consisted of 94,238,280 common shares (94,186,474 as at December 31, 2014), and 6,308,220 stock options were issued and outstanding (6,432,328 as at December 31, 2014). In the first quarter of 2015, 51,806 options were exercised and 72,302 options expired or were forfeited. As at May 6, 2015, issued and outstanding capital stock consisted of 94,212,380 common shares and 6,088,887 stock options.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to page 36 of the unaudited condensed interim consolidated financial statements.

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CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer, have concluded, based on their evaluation, that the Corporation's DC&P were effective as at March 31, 2015, for providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at March 31, 2015, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective at that date.

During the quarter ended March 31, 2015, there were no changes to the Corporation's ICFR that have materially affected, or are reasonably likely to materially affect, its ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, cost of raw material, interest rates and foreign currency exchange rates, all of which impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 61 to 70 of our Annual Report for the year ended December 31, 2014 contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

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CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	MARCH 31, 2015	DECEMBER 31, 2014
Assets
Current assets
Cash and cash equivalents		28	29
Accounts receivable		514	453
Current income tax assets		16	13
Inventories		470	462
Financial assets	7	1	1
Assets of disposal group classified as held for sale		—	72
		1,029	1,030
Long-term assets
Investments in associates and joint ventures	5	278	259
Property, plant and equipment		1,591	1,573
Intangible assets with finite useful life		179	183
Financial assets	7	13	25
Other assets		88	83
Deferred income tax assets		203	185
Goodwill and other intangible assets with indefinite useful life		338	335
		3,719	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances		42	46
Trade and other payables		570	557
Current income tax liabilities		4	5
Current portion of revolving credit facility to be refinanced	6	334	—
Current portion of long-term debt	6	40	40
Current portion of provisions for contingencies and charges		13	11
Current portion of financial liabilities and other liabilities	7	24	16
Liabilities of disposal group classified as held for sale		—	32
		1,027	707
Long-term liabilities
Long-term debt	6	1,303	1,556
Provisions for contingencies and charges		34	33
Financial liabilities	7	46	45
Other liabilities		180	191
Deferred income tax liabilities		154	138
		2,744	2,670
Equity attributable to Shareholders
Capital stock		483	483
Contributed surplus		19	18
Retained earnings		416	454
Accumulated other comprehensive loss		(52)	(62)
		866	893
Non-controlling interest		109	110
Total equity		975	1,003
		3,719	3,673
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

29

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per-share amounts and number of shares) (unaudited)	NOTE	2015	2014
Sales		910	863
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $44 million; 2014 — $43 million)		784	746
Selling and administrative expenses		86	85
Gain on acquisitions, disposals and others		—	(5)
Foreign exchange gain		(2)	(1)
Loss on derivative financial instruments		14	2
		882	827
Operating income		28	36
Financing expense		24	28
Interest expense on employee future benefits		2	2
Foreign exchange loss on long-term debt and financial instruments		45	6
Share of results of associates and joint ventures		(4)	—
Loss before income taxes		(39)	—
Recovery of income taxes		(4)	(2)
Net earnings (loss) from continuing operations including non-controlling interest for the period		(35)	2
Net earnings from discontinued operations for the period	4	2	1
Net earnings (loss) including non-controlling interest for the period		(33)	3
Net earnings attributable to non-controlling interest		2	4
Net loss attributable to Shareholders for the period		(35)	(1)
Net loss from continuing operations per basic and diluted common share		$(0.39)	$(0.02)
Net loss per basic and diluted common share		$(0.37)	$(0.01)
Weighted average basic number of common shares outstanding		94,200,710	93,887,849
Weighted average number of diluted common shares		96,021,020	95,504,454

Net earnings (loss) attributable to Shareholders:
Continuing operations		(37)	(2)
Discontinued operations	4	2	1
Net loss		(35)	(1)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

30

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Net earnings (loss) including non-controlling interest for the period	(33)	3
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	45	27
Change in foreign currency translation related to net investment hedging activities	(48)	(20)
Income taxes	6	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	(1)
Change in fair value of interest rate swaps	4	(5)
Change in fair value of commodity derivative financial instruments	2	8
Income taxes	(5)	—
Available-for-sale financial assets	2	—
	7	12
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	1	(19)
Income taxes	—	5
	1	(14)
Other comprehensive income (loss)	8	(2)
Comprehensive income (loss) including non-controlling interest for the period	(25)	1
Comprehensive income (loss) attributable to non-controlling interest for the period	(1)	7
Comprehensive loss attributable to Shareholders for the period	(24)	(6)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(26)	(3)
Discontinued operations	2	(3)
Comprehensive loss	(24)	(6)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

31

CONSOLIDATED STATEMENTS OF EQUITY

	For the 3-month period ended March 31, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(35)	—	(35)	2	(33)
Other comprehensive income (loss)	—	—	1	10	11	(3)	8
	—	—	(34)	10	(24)	(1)	(25)
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	483	19	416	(52)	866	109	975

	For the 3-month period ended March 31, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(1)	—	(1)	4	3
Other comprehensive income (loss)	—	—	(14)	9	(5)	3	(2)
	—	—	(15)	9	(6)	7	1
Dividends	—	—	(4)	—	(4)	—	(4)
Stock options	—	1	—	—	1	—	1
Balance - End of period	482	18	623	(51)	1,072	120	1,192
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

32

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2015	2014
Operating activities from continuing operations
Net loss attributable to Shareholders for the period		(35)	(1)
Net earnings from discontinued operations for the period		(2)	(1)
Net loss from continuing operations		(37)	(2)
Adjustments for:
Financing expense and interest expense on employee future benefits		26	30
Depreciation and amortization		44	43
Gain on acquisitions, disposals and others		—	(5)
Unrealized loss on derivative financial instruments		13	1
Foreign exchange loss on long-term debt and financial instruments		45	6
Recovery of income taxes		(4)	(2)
Share of results of associates and joint ventures		(4)	—
Net earnings attributable to non-controlling interest		2	4
Net financing expense paid		(44)	(17)
Net income taxes received (paid)		(5)	2
Dividend received		2	2
Employee future benefits and others		(3)	(5)
		35	57
Changes in non-cash working capital components		(26)	(56)
		9	1
Investing activities from continuing operations
Payments for property, plant and equipment		(35)	(47)
Proceeds on disposals of property, plant and equipment		—	5
Investments in intangible and other assets		(1)	(1)
		(36)	(43)
Financing activities from continuing operations
Bank loans and advances		(6)	23
Change in revolving credit facilities		1	46
Increase in other long-term debt		1	—
Payments of other long-term debt		(6)	(14)
Dividends paid to the Corporation's Shareholders		(4)	(4)
		(14)	51
Change in cash and cash equivalents during the period from continuing operations		(41)	9
Change in cash and cash equivalents during the period from discontinued operations	4	41	(5)
Net change in cash and cash equivalents during the period		—	4
Currency translation on cash and cash equivalents		(1)	—
Cash and cash equivalents - Beginning of period		29	23
Cash and cash equivalents - End of period		28	27
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

33

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.

The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation's Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	300	271
Boxboard Europe	216	232
Specialty Products	135	140
Intersegment sales	(12)	(13)
	639	630
Tissue Papers	274	245
Intersegment sales and others	(3)	(12)
Total	910	863

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	52	36
Boxboard Europe	17	24
Specialty Products	10	8
	79	68
Tissue Papers	15	20
Corporate	(22)	(9)
Operating income before depreciation and amortization	72	79
Depreciation and amortization	(44)	(43)
Financing expense and interest expense on employee future benefits	(26)	(30)
Foreign exchange loss on long-term debt and financial instruments	(45)	(6)
Share of results of associates and joint ventures	4	—
Loss before income taxes	(39)	—

34

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2015	2014
Packaging Products
Containerboard	6	7
Boxboard Europe	2	1
Specialty Products	2	3
	10	11
Tissue Papers	20	12
Corporate	1	3
Total acquisitions	31	26
Proceeds on disposals of property, plant and equipment	—	(5)
Capital-lease acquisitions	(3)	(3)
	28	18
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	20	33
End of period	(13)	(9)
Payments for property, plant and equipment net of proceeds on disposals	35	42

35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the 3-month period ended March 31, 2015
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 6, 2015.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2014. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2014.

36

NOTE 4
DISCONTINUED OPERATIONS AND DISPOSAL

DISPOSAL OF THE NORTH AMERICAN BOXBOARD ACTIVITIES

On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. The sale was completed on February 4, 2015 and the Corporation received $46 million. The transaction is still subject to selling price adjustment as at March 31, 2015, and should be finalized during the second quarter. The Corporation recorded a loss of $3 million (before related income tax of $1 million) including a estimated selling price adjustment of $7 million to the transaction.

Assets and liabilities of the North American Boxboard activities at the time of disposal were as follows:

BUSINESS SEGMENT	CONTAINERBOARD GROUP
North American Boxboard Activities
(in millions of Canadian dollar)
Accounts receivables	27
Inventories	27
Property, plant and equipment	19
Other assets	3
Total assets	76

Trade and other payables	28
Other liabilities	6
Total liabilities	34
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Loss on disposal before tax	(3)
Estimated selling price adjustment as at March 31, 2015	7
Total consideration received	46

The operating results and cash flows from these activities are presented as discontinued operations.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Results of the discontinued operations of North American boxboard activities
Sales, net of intercompany transactions	24	59
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	22	55
Depreciation and amortization	—	2
Selling and administrative expenses	2	3
Impairment charges and restructuring costs	(4)	—
Foreign exchange gain	(1)	(1)
Operating income	5	—
Provision for income taxes	1	—
Net income from operations	4	—
Loss on disposal, net of income taxes	(2)	—
Net income from discontinued operations	2	—

The Containerboard Group also recorded a $4 million gain on the reversal of a post-employment benefit liability which was not part of the transaction, but extinguished as a consequence of the sale.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Net cash flow of discontinued operations of North American boxboard activities
Cash flow from (used for):
Operating activities	1	(3)
Business disposal	46	—
Total	47	(3)

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Boxboard Europe Group
On June 15, 2014, following the announcement made in 2013, we definitively ceased the operation of our virgin boxboard mill located in Sweden.

The operating results and cash flows from this activity are presented as discontinued operations.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Results of the discontinued operations of Swedish virgin boxboard activities
Sales, net of intercompany transactions	—	14
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	14
Selling and administrative expenses	—	1
Net loss from discontinued operations	—	(1)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Net cash flow of the discontinued operations of Swedish virgin boxboard activities
Cash flow from (used for):
Operating activities	(2)	1

Specialty Product Group
On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital.

On September 26, 2014, we ceased the operation of our kraft papers manufacturing activities of the Specialty Product Group located in East Angus, Québec.

The operating results and cash flows from these activities, which constituted the specialty papers sectors, are presented as discontinued operations.

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Results of the discontinued operations of specialty papers sector
Sales, net of intercompany transactions	—	63
Cost of sales and expenses (excluding depreciation and amortization), net of intercompany transactions	—	55
Depreciation and amortization	—	1
Selling and administrative expenses	—	4
Operating earnings	—	3
Interest expense on employee future benefits	—	1
Net earnings from discontinued operations	—	2

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Net cash flow of discontinued operations of specialty papers sector
Cash flow from (used for):
Operating activities	(4)	(3)

	For the 3-month periods ended March 31,
(in millions of Canadian dollars)	2015	2014
Consolidated net earnings from discontinued operations	2	1
Consolidated net earnings from discontinued operations per common share
Basic and diluted	$0.02	$0.01

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NOTE 5
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interest of Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totaling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded under share of results of associates and joint venture in the consolidated statement of earnings (loss).

NOTE 6
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	MARCH 31, 2015	DECEMBER 31, 2014
Revolving credit facility, weighted average interest rate of 2.56% as at March 31, 2015, consists of $93 million; US$58 million and €123 million (December 31, 2014 - $103 million; US$50 million and €123 million)	2016	334	332
7.875% Unsecured senior notes of US$250 million	2020	313	287
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	697	638
Other debts of subsidiaries		32	31
Other debts without recourse to the Corporation		67	73
		1,693	1,611
Less: Unamortized financing costs		16	15
Total long-term debt		1,677	1,596
Less:
Current portion of revolving credit facility to be refinanced		334	—
Current portion of debts of subsidiaries		8	10
Current portion of debts without recourse to the Corporation		32	30
		374	40
		1,303	1,556

The Corporation is in discussion with its lenders to refinance its revolving credit facility. The Corporation expects to close this transaction during the second quarter.

As at March 31, 2015, the long-term debt had a fair value of $1,720 million (December 31, 2014 – $1,608 million).

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NOTE 7
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation's investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value on a recurring basis as at March 31, 2015, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			AS AT MARCH 31, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	13	—	13	—
Total	17	1	16	—
Financial liabilities
Derivative financial liabilities	(67)	—	(67)	—
Total	(67)	—	(67)	—

			AS AT DECEMBER 31, 2014
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	3	—	3	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	25	—	25	—
Total	29	1	28	—
Financial liabilities
Derivative financial liabilities	(59)	—	(59)	—
Total	(59)	—	(59)	—

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Cascades Inc.
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INVESTOR RELATIONS
For more information, please contact:
Riko Gaudreault
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boul. Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

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